Via Facsimile and U.S. Mail
Mail Stop 6010

September 29, 2006

Mr. Peter E. Jokiel
Executive Vice President and
Chief Financial Officer
Specialty Underwriters' Alliance, Inc.
222 South Riverside Plaza
Chicago, IL 60606

Re: Specialty Underwriters' Alliance, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2005
Filed March 6, 2006
File No. 000-50891

Dear Mr. Jokiel:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 7. Management's Discussion and Analysis of Financial Condition and…, page 30

Critical Accounting Policies and Estimates, page 35

Deferred Policy Acquisition Costs, page 36

1. Please provide us the disclosures contemplated by the penultimate paragraph of Section 501.14 of the Codification of Financial Reporting Policies.

<u>Losses, Claims and Settlement Expenses, page 36</u>

2. We believe your disclosure in the Critical Accounting Estimates section of MD&A regarding the estimation of the reserve for loss and loss adjustment expenses could be improved to better explain the judgments and uncertainties surrounding this estimate and the potential impact on your financial statements. We believe in order to meet the principal objectives of MD&A this disclosure should enable the investor to understand 1) management's method for establishing the estimate; 2) whether and if so to what extent and why management has adjusted their assumptions used to determine the estimate from the assumptions used in the immediately preceding period and 3) the potential variability in the most recent estimate and the impact this variability may have on reported results, financial condition and liquidity. Please keep these points in mind in providing us your responses to comments listed below. Please provide us, in disclosure-type format, the following information for each material line of business and also consider providing any additional information, in disclosure-type format, to achieve this objective.

   a. Please disclose the amount of the reserve for loss and loss adjustment expense for each year presented.

   b. Please describe the methods you used to determine your reserve for loss and loss adjustment expense. Please ensure this description:

      1. Explains how the methods you use for your short-tail business differ from the methods you use for your long-tail business.
      2. Identifies the unique development characteristics of each material short-tail and long-tail line of business
      3. Describes the method you use to calculate the IBNR reserve for each material line of business. For example, we understand that some companies may calculate this reserve by estimating the ultimate unpaid liability first and then reducing that amount by cumulative paid claims and by case reserves, but there may be other methods as well.
      4. Describes the extent of your procedures for determining the reserve for loss and loss adjustment expense on both an annual and interim reporting basis.

   c. If management has adjusted the reserve for loss and loss adjustment expense to an amount different from that determined by your actuaries, quantify the adjustment. In addition, describe the method used by management to determine the adjustment and the extent to which that method differs from period to period, and identify and analyze the specific underlying reasons that explain why management believed the adjustment was necessary.

d. Please identify and describe those key assumptions that materially affect the estimate of the reserve for loss and loss adjustment expenses. In addition please disclose the following:

1. Quantify each of your key assumptions; and
2. Explicitly identify and discuss key assumptions as of December 31, 2005 that are premised on future emergence that are inconsistent with industry loss reserve development patterns and explain why these assumptions are now appropriate given the inconsistency identified.

e. In order to show investors the potential variability in the most recent estimate of your loss reserve, quantify and present preferably in a tabular format the impact that reasonably likely changes in the key assumptions identified may have on reported results, financial position and liquidity. Explain why management believes the scenarios quantified are reasonably likely.

Table of Contractual Obligations, page 34

3. Please provide us a revised table of contractual obligations that includes:

a. your loss and loss adjustment expense reserves, as they appear to represent a long-term liability contemplated by Item 303(a)(5) of Regulation S-K, and

b. the minimum premiums due to your reinsurers that you reference on page 31, as they appear to represent a purchase obligation contemplated by Item 303(a)(5).

*   *   *   *

Please provide us the information requested within 10 business days of the date of this letter or tell us when you will provide a response prior to the expiration of the 10-day period. Please furnish a letter with your responses that keys your responses to our comments. Detailed letters greatly facilitate our review. You should furnish the letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tabatha Akins, Staff Accountant, at (202) 551-3658, or Oscar Young, Senior Staff Accountant, at (202) 551-3622, if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant